SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549
                                  _____________
                                   SCHEDULE TO
                                 (Rule 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                       (Amendment No. 3 - Final Amendment)

                               SECURED INCOME L.P.
                       (Name of Subject Company (Issuer))
  WEST PUTNAM HOUSING INVESTORS III LLC, WEST PUTNAM HOUSING INVESTORS II LLC,
                                       AND
                        WEST PUTNAM HOUSING INVESTORS LLC
                                    (Bidders)
                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)
                                    813901105

                      (CUSIP Number of Class of Securities)
                                  GINA K. DODGE
                                    SECRETARY
                      WEST PUTNAM HOUSING INVESTORS III LLC
                             599 WEST PUTNAM AVENUE
                          GREENWICH, CONNECTICUT 06830
                                 (203) 869-0900
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:
                             ABBE L. DIENSTAG, ESQ.
                       Kramer Levin Naftalis & Frankel LLP
                                919 THIRD AVENUE
                            nEW YORK, NEW YORK 10022
                                 (212) 715-9100

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
         Transaction Valuation                    Amount of Filing Fee

               $9,171,200                               $1834.24
--------------------------------------------------------------------------------

*Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of up to 286,600 Units of Limited Partnership Interest of Secured Income L.P. (the "Units"), at a price of $32.00 per Unit in cash. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $1490.32        Filing Party: West Putnam Housing
                                              Investors III LLC

      Form or Registration No.: SC TO-T       Date Filed: September 30, 2004

      Amount Previously Paid: $343.92         Filing Party: West Putnam Housing
                                              Investors III LLC

      Form or Registration No.: SC TO-T/A     Date Filed: October 14, 2004

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      |X|   third-party tender offer subject to Rule 14d-1.
      |_|   issuer tender offer subject to Rule 13e-4.
      |_|   going-private transaction subject to Rule 13e-3.
      |_|   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

      This is the final amendment to the Tender Offer Statement on Schedule TO by West Putnam Housing Investors III LLC, a Delaware limited liability company (the "Purchaser"), in connection with its tender offer to purchase 286,600 units, which is 27.3% of the outstanding units, of the limited partnership interest (the "Units") of Secured Income L.P., a Delaware limited partnership, at a price of $32.00 per Unit in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 30, 2004 as amended on October 14, 2004 and October 19, 2004 (the "Offer to Purchase"), and in the related Letter of Transmittal and Assignment of Partnership Interest (which, together with the Offer to Purchase, as amended and supplemented from time to time, constitute the "Offer".)

      At midnight, New York City time, on October 28, 2004, the Offer expired pursuant to its terms. A total of 16,357 Units, representing approximately 1.7% of the outstanding Units, were validly tendered and not withdrawn pursuant to the Offer. Purchaser has accepted for payment all of such Units at a price of $32.00 per Unit.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    WEST PUTNAM HOUSING INVESTORS III LLC

                                    By: /s/ Gina K. Dodge
                                       ----------------------------
                                    Name: Gina K. Dodge
                                    Title: Secretary

                                    WEST PUTNAM HOUSING INVESTORS II LLC

                                    By: /s/ Gina K. Dodge
                                       ----------------------------
                                    Name: Gina K. Dodge
                                    Title: Secretary

                                    WEST PUTNAM HOUSING INVESTORS LLC

                                    By: /s/ Gina K. Dodge
                                       ----------------------------
                                    Name: Gina K. Dodge
                                    Title: Secretary


Dated:  November 8, 2004